Exhibit 99.1

IMRIS intraoperative imaging moving system and coils patents granted in Japan

Unique iMRI technology brings diagnostic quality imaging to neurosurgical patients

WINNIPEG, Aug. 13, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced the granting of three patents by the Japanese patent office related to key technology currently integrated into its intraoperative MRI (iMRI) solution within the VISIUS Surgical Theatre. The patents cover control of effective MR imaging using a movable system; imaging coils where clarity is maintained when used while in position during x-ray use; and other components related to using both MR and x-ray imaging in the same environment.

"These patents validate and protect our unique technologies in the territories where we do business," said Meir Dahan, IMRIS Chief Technology Officer and Executive Vice President of Research and Development. "Our intraoperative imaging solutions overcome great challenges in moving a diagnostic quality magnet into multiple locations and then lining it up to produce high quality images while competitor systems are fixed to the floor in a single position."

The covered technology is utilized in VISIUS Surgical Theatres which are hybrid operating room suites with iMRI where a diagnostic quality scanner moves to the patient using ceiling-mounted rails. VISIUS iMRI hybrid ORs may also include x-ray angiography systems where both types of imaging are desired. The fully integrated suites provide neurosurgeons on-demand access to high resolution images - before, during and after procedures without moving the patient from the OR table for truly intraoperative imaging and improved treatment outcomes.

During brain tumor procedures, serial scanning gives the surgeon the ability to assess results and perform further resection to remove as much tumor as possible. Clinical studies indicate a link between more complete removal of some types of tumors and longer life expectancy and quality of life. IMRIS also develops and manufactures proprietary intraoperative CT systems, head fixation devices, imaging coils, and OR tables for use in this unique and multifunctional intraoperative environment.

"As the leader in image guided therapy solutions, these patents provide us significant coverage and recognition for our intellectual property in these markets for years to come," said Jay D. Miller, IMRIS President and CEO. "By finding ways to improve the vision and precision the surgeon has available, we are working towards mitigating risks and improving the outcomes for neurosurgical patients and lowering the total cost for the health care system."

IMRIS currently has one hospital customer with VISIUS iMRI in Japan at the University of Tsukuba in Ibaraki, with a second pending installation at Yaminashi University Hospital, Chuo.

The Company also recently received several updated patents from administrations in Canada, the United States and European Union.

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 61 leading medical institutions around the world.

SOURCE IMRIS Inc.

%CIK: 0001489161

For further information:

Kevin J. Berger
Marketing Communications Manager
IMRIS Inc.
Tel: 763-203-6332
Email: kberger@imris.com

CO: IMRIS Inc.

CNW 08:00e 13-AUG-14